Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings Calculation:
Income (loss) from continuing operations before provision for income taxes and cumulative effect of a change in accounting principle and before operating and non-operating results from equity investments in joint ventures	$(34,965)	$85,054	$116,676	$171,220	$160,803	$121,688	$76,479

Add:
Interest expense	84,823	104,835	137,573	145,545	129,023	102,027	74,549
Interest component of rent expense	5,016	5,496	7,327	7,418	10,580	5,574	2,842
Distributed income from equity investments in joint ventures	19,579	46,709	70,570	82,603	29,338	—	—

Earnings available for fixed charges	$74,453	$242,094	$332,146	$406,786	$329,744	$229,289	$153,870

Fixed charges:
Interest expense	$84,823	$105,435	$137,573	$145,545	$129,023	$102,027	$74,549
Capitalized interest	25,477	11,622	18,060	7,481	22,930	5,460	9,168
Interest component of rent expense	5,016	5,496	7,327	7,418	10,580	5,574	2,842

Total fixed charges	$115,316	$122,553	$162,960	$160,444	$162,533	$113,061	$86,559

Ratio of earnings to fixed charges	0.6x	2.0x	2.0x	2.5x	2.0x	2.0x	1.8x